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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               SCHEDULE 13D/A-1

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)


                         SKYLYNX COMMUNICATIONS, INC.
                       --------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 Par Value
                       --------------------------------
                        (Title of Class of Securities)


                                  830857 10 8
                       --------------------------------
                                (CUSIP Number)

                         Gary L. Brown (941) 366-4747
                  103 Sarasota Quay, Sarasota, Florida 94236
                  -------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              September 24, 1998
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP NO. 830857 10 8


(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Joseph F. Morgan


(2)  Check the Appropriate Box if a Member   (a) [ ]
     of a Group                    (b) [ ]


(3)  SEC Use Only


(4)  Source of Funds          PF


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


(6)  Citizenship or Place of Organization:        U.S. Citizen


Number of Shares
Beneficially Owned            (7)  Sole Voting Power: 1,009,615
by Each Reporting             (8)  Shared Voting Power: 0
Person With:                  (9)  Sole Dispositive Power: 1,009,615
                              (10) Shared Dispositive Power: 0


(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     Joseph F. Morgan:        1,009,615


(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares [
]


(13) Percent of Class Represented by Amount in Row (11)             10.7%


(14) Type of Reporting Person IN


ITEM 1.   SECURITY AND ISSUER

This statement relates to the $.001 par value common stock ("Common Stock") of SkyLynx Communications, Inc. ("SkyLynx" or "Company"). SkyLynx's principal offices are located at 103 Sarasota Quay, Sarasota, Florida 34236.



ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Joseph F. Morgan
     (b) Mr. Morgan's business address is 4903 New Providence Avenue, Tampa, Florida 33629
     (c) Mr. Morgan is Executive Vice President, Director and Chief Financial Officer of SkyLynx
     (d) Mr. Morgan has not been convicted in a criminal proceeding during the last five years
     (e)  Mr. Morgan is a U.S. Citizen


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Morgan acquired his securities with personal funds.


ITEM 4.   PURPOSE OF TRANSACTION

Mr. Morgan's acquisition of Common Stock of SkyLynx is for investment purposes.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


     (a) The reporting person is the beneficial owner of 1,009,615 shares of the common stock of the Issuer, which shares represent 10.7% of the total issued and outstanding shares.

     (b)  Joseph F. Morgan has the:
          (i)  Sole power to vote or to direct vote: 1,009,615 shares
          (ii) Shared power to vote or to direct vote: 0
          (iii)     Sole power to dispose or direct the disposition of:
                    1,009,615 shares
          (iv) Shared power to dispose or direct the disposition of: 0

     (c) In the last 60 days, Mr. Morgan effected the following transactions of the shares of the $.001 par value Common Stock of SkyLynx:

Date of Transaction Nature of Transaction    No. of Shares  Price/Share
------------------  ---------------------    -------------  -----------

     none

     (d)  n/a
     (e)  n/a


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Morgan is Executive Vice President, Director and Chief Financial Officer of SkyLynx but is not a party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.





ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

n/a

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: October 9, 1998


                                        /s/ Joseph F. Morgan
                                        -----------------------------------
                                        Joseph F. Morgan